Corporate Resources Services, Inc. 160 Broadway 11th Floor New York, New York 10038

Via EDGAR

Joseph M. Kempf
Senior Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549-7010

RE:	Form 10-K for the Fiscal Year Ended September 30, 2009 Filed by Accountabilities, Inc. on December 28, 2009 File No. 0- 30734

Dear Mr. Kempf:

This letter will confirm that, pursuant to your discussion on March 4, 2010 with our counsel,  you have agreed to consider the time for Corporate Resources Services, Inc. (“CRS”) to respond to the comment letter, dated February 19, 2010, sent to Accountabilities, Inc., regarding the above-referenced Form 10-K.  CRS will respond on or before the revised due date of March 23, 2010.  As you may be aware, CRS became the filing successor to Accountabilities, Inc. pursuant to Section 12(g)(3)(a) of the Securities Exchange Act of 1934 on February 23, 2010, pursuant to a holding company reorganization whereby Accountabilities became a wholly-owned subsidiary of CRS.

If you have any questions or concerns, feel free to call me at  646-443-2380.

Sincerely,

/s/ Jay H. Schecter
Jay H. Schecter
Chief Executive Officer